MAIL STOP 3561


								September 9, 2005



Jonathan Kalman
Chairman of the Board
Jaguar Acquisition Corporation
1200 River Road
Suite 1302
Conshohocken, PA  19428


RE:	Jaguar Acquisition Corporation
	Registration Statement on Form S-1
	Filed August 3, 2005
      File No. 333-127135

Dear Mr. Kalman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.


2. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. We may have further comment.



Cover page
3. Limit your disclosure to only that information required by Item 501 of Regulation S-B. We specifically refer you to disclosure referencing the units, common stock and warrants symbols on the OTC
Bulletin Board. Please also note that the prospectus cover page should be limited to one page. See item 501(a) of Regulation S-B.



Summary, page 1

4. We note your statement "you should rely only on the information contained in this prospectus. We have not authorized ...."  Please move this paragraph to an appropriate section following the risk factors section.

5. Please move the paragraph discussing the McKinsy & Company study to an appropriate section later in the prospectus.


Redemption

6. We note that the form of Warrant Agreement attached as Exhibit
4.5
provides for the prior consent of Early Bird Capital prior to any warrant redemption by Jaguar. Please disclose in this section and elsewhere as appropriate whether the redemption of the warrants by Jaguar would include the warrants held by Early Bird Capital as a result of the exercise of Early Bird Capital`s 300,000 unit purchase option, and if so, discuss the conflicts of interest that result from
Early Bird Capital having the right to consent before Jaguar can exercise its redemption rights. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included.


Offering proceeds to be held in trust
7. We note your statement that the net proceeds of the offering not held in the trust account is approximately $530,000. Please advise us how you determined this figure. We note that you indicate proceeds before expenses to the company of $16,200,000 and that $15,300,000 will be deposited into a trust account. It would appear that the net proceeds not held in trust would approximate $900,000.
Please revise to clarify your statement.



Risk Factors, page 8
8. Please revise your first paragraph to indicate that you discuss all material risk in this section.
9. Revise risk factor 3 to indicate the amount of funds available that are outside the trust account.
10. Please update risk factor 5.

11. Please revise risk factor 12 to identify the two special advisors who have contractual or fiduciary obligations that require them to present business opportunities to other entities.

12. Expand the disclosure in risk factor 19 to also indicate the percentage of shares owned by special advisors and the percentage of shares owned by officers and directors.


Use of Proceeds, page 19
13. Please clarify, in footnote 1, the amount of offering expenses already paid form the $75,000 received from your existing shareholders.



Capitalization, page 23
14. Please revise your table to include notes payable to stockholders
($75,000).



Business, page 26

15. We note the statement that "None of our officers, directors, promoters and other affiliates has engaged in discussions on our behalf with representatives of other companies regarding the possibility of a potential merger, capital stock exchange, asset acquisition or other similar business combination with us, nor have we, nor any of our agents or affiliates, been approached by any candidates (or representatives of any candidates) with respect to a possible acquisition transaction with us. Additionally, we have not engaged or retained any agent or other representative to identify or locate any suitable acquisition candidate. We have also not conducted any research with respect to identifying the number and characteristics of the potential acquisition candidates in the financial services industry or the likelihood or probability of success of any proposed business combination." Please expand upon this disclosure (and elsewhere in your registration where similar statements are made), in light of the role your "Special Advisors" have played in CEA Acquisition Corporation.


Financial Statements

Notes to Financial Statements

Note 2- Proposed Public Offering, F-9

16. We note your disclosure regarding the underwriters purchase option ("UPO"). Tell us in detail how you intend to account for the
UPO in your financial statements. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment. The fair value of the UPO would appear to be material to your financial statements, please disclose its estimated fair value and the significant assumptions used to value the UPO. As applicable, expand MD&A to discuss the transaction and quantify the likely future effect on your financial condition and results of operations.


General

17. Provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.




Underwriting, page 50

18. Please advise whether Early Bird Capital, Inc. or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

19. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

20. Please advise us whether the company or the underwriters intend to conduct a directed share program in conjunction with this offering.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Raj Rajan at (202) 551-3388 or Hugh west at
(202) 551- 3872 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or
David Link, who supervised the review of your filing, at (202)
551-
3356.

      Sincerely,



John Reynolds
Assistant Director

cc: 	David Alan Miller, Esq. (by facsimile)
      	212-818-8881
Jaguar Acquisition Corporation
September 9, 2005
Page 1